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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                 Ralston Purina
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    751277302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]     Rule 13d-1(b)

          [ ]     Rule 13d (c)

          [ ]     Rule 13d-1(d)


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CUSIP No.  020040101                                           PAGE 2 OF 7
           ---------                                               ---  ---

 (1)   NAMES OF REPORTING PERSONS SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS

       a.    WACHOVIA CORPORATION                        56-1473727
       b.    WACHOVIA BANK, NATIONAL ASSOCIATION         56-0927594

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 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              a.  [   ]
       (See Instructions)                                            b.  [   ]

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 (3)   SEC USE ONLY

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 (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

       a.  WACHOVIA CORPORATION                                 NORTH CAROLINA
       b.  WACHOVIA BANK, NATIONAL ASSOCIATION                  UNITED STATES

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                    (5)  SOLE VOTING POWER
 NUMBER OF               21,859,467
  SHARES            ------------------------------------------------------------
BENEFICIALLY        (6)  SHARED VOTING POWER
 OWNED BY                1,400
   EACH             ------------------------------------------------------------
 REPORTING          (7)  SOLE DISPOSITIVE POWER
PERSON WITH              16,683
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         6,421
                    ------------------------------------------------------------

 (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,861,935

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(10)   CHECK IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       (See Instructions)                                                [   ]

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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       7.07%

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(12)   TYPE OF REPORTING PERSONS (See Instructions)

       a.   WACHOVIA CORPORATION                                        HC
       b.   WACHOVIA BANK, NATIONAL ASSOCIATION                         BK

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CUSIP No.  020040101                                           PAGE 3 OF 7
           ---------                                               ---  ---

ITEM 1 (a)        NAME OF ISSUER:

                  Ralston Purina

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Checkerboard Square
                  St. Louis, MO  63164

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  751277302


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CUSIP No. 020040101                                            PAGE 4 OF 7
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ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B)
         CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]   Broker or Dealer registered under Section 15 of the Act,

         (b)   [X]   Bank as defined in Section 3 (a) (6) of the Act,

         (c)   [ ]  Insurance Company as defined in Section 3 (a) (19)
                    of the Act,

         (d)   [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act,

         (e)   [ ]   Investment Advisor registered under Section 203 of the
                     Investment Advisor Act of 1940,

         (f)   [ ]   Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

         (g)   [X]   Parent holding Company, in accordance with
                     240.13d-1 (b) (ii) (G), (Wachovia Corporation)

         (h)   [ ]   Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4   OWNERSHIP:

         The following information is as of December 31, 2000:

         (a)   Amount Beneficially Owned:                      21,861,935


         (b)   Percent of Class:                                     7.07%

         (c)   Number of Shares as to which such person has:

               (i)     Sole power to vote or to direct the vote
                       21,859,467
               (ii)    Shared power to vote or to direct the vote
                       1,400
               (iii)   Sole power to dispose or to direct the disposition of
                       16,683
               (iv)    Shared power to dispose or to direct the disposition of
                       6,421

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N/A

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A


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CUSIP No.  020040101                                                PAGE 5 OF 7
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ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY:

         Included are the following subsidiaries of Wachovia Corporation -- HC:

         Wachovia Bank, National Association -- BK
         (wholly owned subsidiary of Wachovia Corporation)

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

               N/A


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CUSIP No.  020040101                                                PAGE 6 OF 7
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ITEM 10  CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

For:     WACHOVIA CORPORATION



         By: /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION



         By: /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary


                       SEE AGREEMENT ATTACHED AS EXHIBIT A


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CUSIP No.  751277302                                                PAGE 7 OF 7
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                                                                       EXHIBIT A

                                    AGREEMENT

                                February 12, 2001

         The understanding hereby agree to file a joint statement on Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

         Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

         Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

         This agreement applies to any amendments to Schedule 13G.



Wachovia Corporation



/s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary



Wachovia Bank, National Association



/s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary